Mail Stop 3561

May 8, 2008

Mr. David Bakhshi
Chief Executive Officer
Latin American Telecommunications Venture Company- LATVCO
1981 Marcus Avenue # C129
Lake Success, NY 11042

> **Re:** **Latin American Telecommunications Venture Company- LATVCO**
> **Form 10-KSB for the Fiscal Year Ended**
> **December 31, 2007**
> **File No. 33-55254-40**

Dear Mr. Bakhshi:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services